Exhibit 99.1
Qiao Xing Universal Telephone Provides a Review of its 2006 Financial Performance and an Update on its Recent Developments
     HUIZHOU, China, July 18 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) provides today a review of its 2006 Financial Performance and an update on its recent developments.
Highlights
—	The Company achieved significant growth in nets sales and in gross profit in 2006;
—	This otherwise respectable financial performance was however dented by certain expenses of a special nature which did not involve any outflow of cash;
—	Certain corporate transactions in the second quarter of 2007 would result in gains on deemed disposals of a subsidiary and an extraordinary gain on an acquisition of minority interests in a subsidiary;
—	The Company targets to release 2007 first quarter financial information shortly.
Review of 2006 Financial Performance
     The Company achieved significant growth in nets sales and in gross profit in 2006. This otherwise respectable financial performance was however dented by certain expenses of a special nature which did not involve any outflow of cash.
     For fiscal year 2006, net sales increased by Rmb 586.0 million from Rmb 2,635.2 million for fiscal year 2005 to Rmb 3,221.2 million (USD 412.8 million) for fiscal year 2006, representing an increase of 22.2%.
     Gross profit for fiscal year 2006 was Rmb 569.8 million (USD 73.0 million), representing an increase of Rmb 91.4 million from Rmb 478.4 million in fiscal year 2005.
     In 2006, we recorded Rmb 58.7 million (USD 7.5 million) of general and administrative expenses of a non-cash nature, which was classified as stock-based compensation in connection with the grant of stock options in 2006.
     In connection with the acquisition of the remaining 20% minority interest in Qiao Xing Mobile Communication Co., Ltd. (QXMC) on November 30, 2006, there was in 2006 a write-off of in-process research and development of Rmb 41.7 million (USD 5.3 million) at the date of acquisition.
     For comparison purposes, concerning similar non-cash expense items, the Company recorded stock-based compensation expenses of Rmb 0.7 million for 2005. There were no in-process R&D expenses for 2005. If the share-based compensation expenses and the in-process research and development, which did not involve any outflow of cash, had been taken out, XING’s income from operations for the fiscal years 2005 and 2006 would have been Rmb 366.4 million and Rmb 428.1 million (USD 54.8 million) respectively. The actual income from operations for the fiscal year 2006 was Rmb 327.7 million (USD 42.0 million), after duly giving effect to those non-cash expenses.

     In June 2006 and in October 2006, the Company issued convertible notes of face values of USD 40 million and USD 26 million respectively which resulted in financial expenses for 2006 as listed below:
          (1). Coupon interest paid in cash for the two convertible bonds amounted to Rmb 7.7 million (US$ 1.0 million) in 2006.
          (2). The discount arising from the Investors Warrants and the embedded derivatives associated with the two convertible notes, which totaled Rmb 244.4 million (US$ 31.3 million) on initial recognition, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related non-cash interest expenses amounted to Rmb 36.9 million (US$ 4.7 million) in 2006.
          (3). The deferred debt issuance costs associated with the two convertible notes, which totaled Rmb 66.8 million (US$ 8.6 million) on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related non-cash interest expenses amounted to Rmb 11.3 million (US$ 1.4 million) in 2006.
     We did not have similar charges in 2005.
          (4). The two convertible notes issued in 2006 are hybrid instruments that come with embedded derivatives, including the right to convert the notes by the note holders, a premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives, which totaled approximately Rmb 211.3 million (US$ 27.1 million) on the dates of initial recognition, has been deducted as a discount to the total face value of the US$66 million for the two convertible bonds and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
          The embedded derivatives will be marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. The Company conducted a valuation of the embedded derivatives as of December 31, 2006 using the same valuation methods as those used on initial recognition and due principally to the change in the Company’s stock price from US$7.21 at June 13, 2006 and from US$15.45 at October 31, 2006 to US$13.19 at December 29, 2006, the valuation conducted resulted in a non-cash net charge of approximately Rmb 134.4 million (US$17.2 million) and a corresponding change in the embedded derivative liabilities. As of December 31, 2006, the fair value of the embedded derivative liability amounted to approximately Rmb 340.9 million (US$43.7 million).
          We did not record similar loss on re-measurement of embedded derivatives in 2005.
     If the aforementioned major items of non-cash expenses had been taken out, the income before income tax for 2005 and 2006 would have been Rmb 332.8 million and Rmb 391.6 million (USD 50.0 million) respectively. Giving effect to these items of non-cash expenses, in accordance with generally accepted accounting principles, the Company duly recorded an income before income tax of Rmb 108.6 million (USD 13.9 million) for the fiscal year 2006.
Update on Recent Developments
     On May 2, 2007, the Company’s subsidiary, QXMC was listed on the New York Stock Exchange through an IPO. Immediately prior to the listing, the investors of the 3.5% senior convertible notes (3.5% Note) exercised the option to convert the full US$40 million of the convertible notes into 7,800,000 ordinary shares of QXMC. Subsequent to the conversion and prior to the listing, QXMC became 19.5% owned by the investors of the 3.5% Note investors and 80.5% owned by the Company. QXMC’s IPO, which was priced at USD12 per share, consisted of 12,500,000 new ordinary shares issued by QXMC and an additional 833,334 ordinary shares offered by the 3.5% Note investors. As a consequence of QMXC’s IPO, the Company’s interest in QMXC was further diluted to approximately 61.33%. The extinguishment of the 3.5% Note and the deemed disposal of approximately 38.67% in QXMC are expected to give rise to accounting gains during the year ending December 31, 2007, which management is presently in the process of evaluating. There would be no more expenses, whether of a cash or non-cash nature, relating to the 3.5% Note after its extinguishment in May 2007.
     In June 2007, the Company’s subsidiary, QXMC, injected additional capital of US$50.0 million into its own subsidiary CEC Telecom Co., Ltd. (CECT). As Qiao Xing Group Limited (QXPL), the minority shareholder of CECT, did not participate in the capital injection, QXMC’s equity interest in CECT was increased from 93.41% to 96.55%, while the equity interest held by QXGL was reduced from 6.59% to 3.45%. Under the purchase method of accounting, QXMC’s deemed acquisition of the additional 3.14% equity interest in CECT from QXGL is expected to result in an extraordinary acquisition gain during the year ending December 31, 2007, which management is presently in the process of evaluating.
Release of 2007 First Quarter Financial Information
The Company targets to release its statements of operations and net income for the first quarter of 2007 on July 27, 2007.
About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 18, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
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